UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, Amendment No. 2 thereto, filed with the SEC on March 29, 2012, Amendment No. 3 thereto, filed with the SEC on April 4, 2012, Amendment No. 4 thereto, filed with the SEC on April 17, 2012 and Amendment No. 5 thereto, filed with the SEC on April 19, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third full paragraph under the heading “Background of the Offer” on page 17 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following paragraph:

“On March 6, 2012, the Board held a telephonic meeting, together with its counsel, members of the Company’s management and legal and financial advisors. Mr. Gerdes provided an update on the transaction negotiations and stated that Parent had increased its offer price to $29.50 per share and agreed to the language required by the Company with respect to the risk allocation related to any potential improper termination or other action by the Company’s speech recognition technology provider. The Board did not attribute any specific dollar value to this risk allocation. The Company’s legal advisors then reviewed the Board’s fiduciary duties in this context and summarized the principal terms of the Merger Agreement and related documents that had changed in Parent’s final proposal. Representatives from Lazard then reviewed certain financial analyses with respect to the proposed transaction at an offer price of $29.50 per share. Lazard then delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated March 6, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $29.50 per share consideration to be paid to holders of shares of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Parent, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holder. Lazard’s opinion was subsequently confirmed by delivery of a written opinion to the Company after the meeting. The Board then unanimously resolved

(i) that the Merger Agreement is advisable, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders, (iii) to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, approve and adopt the Merger Agreement and the Merger.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph under the heading “Opinion of Lazard Fréres & Co. LLC – Discounted Cash Flow Analysis” on page 23 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following paragraph:

“Based on Company forecasts provided to Lazard by the Company’s management (which are summarized in “Item 8. Additional Information – Financial Forecasts”), Lazard performed a discounted cash flow analysis of the Company based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2012 through 2016. Lazard calculated estimated terminal values for the Company by applying a range of perpetual growth rates of 3.5% to 4.5% to the Company’s estimated unlevered, after-tax free cash flows for fiscal year 2016. Lazard selected perpetual growth rates of 3.5% to 4.5% based on its judgment and experience in such matters, considering the Company’s forecasted free cash flow growth and implied discounted cash flow exit multiples, among other things. Lazard discounted the unlevered, after-tax free cash flows and terminal values to present value using discount rates ranging from 10.0% to 12.0%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization ratios. The capital asset pricing model utilized the following assumptions: (1) the average of the unlevered predicted betas for the Company and MModal Inc., which Lazard noted was within the range of the predicted betas of a broad set of information technology services, business process outsourcing (BPO) and healthcare information technology (HCIT) companies (listed in the below section “Comparable Public Companies Analysis”), (2) a risk-free rate based on the 12-month average yield on the 10-year U.S. Treasury Note, (3) an estimated equity risk premium based on historical market information published by Ibbotson Associates, and (4) a size premium based on historical market information published by Ibbotson Associates. Based upon the foregoing, Lazard calculated implied enterprise value and equity value reference ranges for the Company, resulting in an implied equity value per share range for the Common Stock of $24.00 to $36.00. Based on the foregoing, Lazard also calculated an implied exit multiple range of 6.8x to 10.7x the Company’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal year 2016, as provided by the Company’s management. The exit multiple range of 6.8x to 10.7x was implied by the discounted cash flow perpetuity growth rate range.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the last full paragraph under the heading “Opinion of Lazard Fréres & Co. LLC – Comparable Public Companies Analysis” on page 25 of the Schedule 14D-9 as filed with the SEC on March 20, 2012:

“Specifically, the pricing multiples for the comparable companies were as follows:

	Enterprise Value/ EBITDA

	FY2012E	FY2013E
Medical Transcription Companies
MModal, Inc.	6.4x	6.0x
Transcend Services, Inc.	7.6	6.6

Information Technology Services and BPO Companies
The Dolan Company	7.5x	5.6x
EPIQ Systems, Inc.	7.1	NA
ExlService Holdings, Inc.	10.1	8.5
iGATE Corporation	7.5	6.8
MedAssets, Inc.	8.2	7.5
Syntel, Inc.	10.7	9.3
TeleTech Holdings, Inc.	6.6	5.5
Virtusa Corporation	8.5	NA

HCIT Companies
Merge Healthcare Incorporated	14.7x	11.4x
Quality Systems, Inc.	15.0	12.2
Nuance Communications, Inc.	13.6	11.6 ”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “Opinion of Lazard Fréres & Co. LLC – Precedent Transactions Analysis” on page 26 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following:

“Specifically, the pricing multiples for the precedent transactions reviewed were as follows:

Enterprise Value as
Date	Acquiror/Target	a Multiple of LTM
EBITDA

Transcription Services Transactions

12/20/11	Nuance / Vlingo	NA

02/03/10	MedQuist / Spheris	4.1x

05/22/08	CBay / MedQuist	NM

BPO Transactions

11/16/11	SXC / HealthTran	12.5x

07/07/11	NCO / APAC	8.8x

06/01/11	Trillium / Stream Global Services	7.5x

04/05/10	Accelrys / Symyx	12.2x

Transcription Technology Transactions

07/11/11	MedQuist / MultiModal Technologies	NA

09/26/10	Virtual Radiologic / NightHawk Radiology	8.0x

04/08/08	Nuance / eScription	20.7x

Other HCIT Transactions

12/02/10	SXC Health / Medfusion	9.2x

09/14/10	MedAssets / Broadlane	17.0x

09/07/10	Emdeon / Chamberlin Edmonds	13.5x

02/22/10	Merge Healthcare / AMICAS	NM

04/29/08	MedAssets / Accuro Healthcare	19.9x

Based on the foregoing analyses and Lazard’s professional judgment, Lazard applied EBITDA multiples of 10.0x to 12.0x to the Company’s fiscal year 2011 EBITDA of $27.4 million (pro forma for the full year impact of the Company’s acquisitions of DTS America, Inc. and Salar Inc.), as provided by the Company’s management, and determined an implied equity value per share range for the Common Stock of $25.50 to $30.50.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph under the heading “Opinion of Lazard Fréres & Co. LLC – Other Factors – Premiums Paid” on page 26 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following paragraph:

“Lazard performed a premiums paid analysis based on premiums paid in 61 selected public company transactions in the healthcare equipment and supplies, HCIT, Internet software and services, information technology consulting and services, and professional services industries announced since November 2006, in which the target company was publicly traded and U.S. based, and the transaction value was between $250 million and $750 million. The implied premiums in this analysis were calculated by comparing the per share transaction price to the closing price of the target company’s stock as of one trading day, five trading days and 20 trading days prior to the announcement of the relevant transaction. The results of these calculations are set forth below:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second full paragraph under the heading “Opinion of Lazard Fréres & Co. LLC – Other Factors – Miscellaneous” on page 27 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following paragraph:

“Lazard and Lazard Capital Markets LLC (an entity indirectly held in large part by managing directors of Lazard) have in the past provided certain investment banking services to the Company for which Lazard and Lazard Capital Markets LLC have received compensation, including, during the past two years, Lazard Capital Markets LLC having served as book-runner on a follow-on equity offering by the Company. During the two-year period ended March 6, 2012, Lazard and Lazard Capital Markets LLC did not receive any fees for investment banking services performed for the Company. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to follow the paragraph under the heading “Top-Up Option” on page 31 of the Schedule 14D-9 as filed with the SEC on March 20, 2012:

“The Top-Up Option would enable Purchaser, after closing the Offer, to increase its ownership of the Company’s outstanding stock from approximately 72% (assuming no changes in the total shares outstanding prior to the completion of the Offer) to over 90%. The Company currently has approximately 18,556,471 authorized but unissued Shares that are available for issuance upon the exercise of the Top-Up Option. If Purchaser acquires at least approximately 7,765,000 Shares in the Offer, and assuming no significant changes in the Company’s outstanding share capital prior to the exercise of the Top-Up Option, then Purchaser could exercise the Top-Up Option for the remaining authorized but unissued Shares and, upon issuance of such Shares by the Company, Purchaser would own over 90% of the Shares issued and outstanding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 20, 2012